UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008	Commission File Number: 0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144-4th Avenue, S.W., Suite 1010
Calgary, Alberta, Canada T2P 3N4
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

EXHIBIT INDEX
1.	Webcast Advisory of Conference Call to Discuss 2007 Fourth Quarter Results on Friday, February 15, 2008

2.	Press Release dated February 15, 2008 — Westaim announces 2007 year-end results

3.	The Registrant’s audited Financial Statements for the year ended December 31, 2007

4.	Management’s Discussion & Analysis

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: February 15, 2008	By:	/s/Brian D. Heck
Brian D. Heck
Vice President, General Counsel & Corporate Secretary